UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025.

Commission File Number 001-41976

Solarbank Corporation
(Translation of registrant’s name into English)

505 Consumers Rd., Suite 803
Toronto, Ontario, M2J 4Z2 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is “submitting” the Form 6-K in paper as permitted by Regulation S-T “Rule” 101(b)(7) ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 15, 2025	Solarbank Corporation

	By:	/s/ Sam Sun
Sam Sun
Chief Financial Officer & Corporate Secretary

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Exhibit Index

Exhibit	Description of Exhibit

99.1	Press Release dated May 15, 2025

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